KW 3/7

SEC Mail Processing Section
FEB 28 20
Washington DC
401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46909

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TCAdvisors Network, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7103 South Revere Parkway
(No. and Street)

Centennial	Colorado	80112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David B. Runberg (303)705-6124
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

1700 Lincoln Street, Suite 1400	Denver	Colorado	80203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

13010872

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/9/13

OATH OR AFFIRMATION

I, David B. Runberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TCAdvisors Network, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

MARCIA R. MYERS
NOTARY PUBLIC
STATE OF COLORADO
My Commission Expires 11/18/14

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TCAdvisors Network Inc.

Reports of Independent Registered Public Accounting Firm
and Financial Statements

December 31, 2012

BKD LLP
CPAs & Advisors

TCAdvisors Network Inc.

Reports of Independent Registered Public Accounting Firm
and Financial Statements

December 31, 2012

TCAdvisors Network Inc.

December 31, 2012

Contents

BKD LLP
CPAs & Advisors

Wells Fargo Center
1700 Lincoln Street, Suite 1400
Denver, CO 80203-4514
303.861.4545 Fax 303.832.5705 www.bkd.com

Report of Independent Registered Public Accounting Firm

Board of Directors
TCAdvisors Network Inc.
Centennial, Colorado

We have audited the accompanying financial statements of TCAdvisors Network Inc. (the Company), which comprise the statement of financial condition as of December 31, 2012, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Board of Directors
TCAdvisors Network Inc.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TCAdvisors Network Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The computation of net capital under rule 15c3-1 listed in the table of contents is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

BKD, LLP

Denver, Colorado
February 22, 2013

TCAdvisors Network Inc.
Statement of Financial Condition
December 31, 2012

Assets

Cash and cash equivalents	$	168,056
Clearing agent deposit		100,000
Commissions and fees receivable		725,602
Prepaid expenses		51,816
Property and equipment, net		2,275
Total assets	$	1,047,749

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable and other liabilities	$	9,691
Accrued expenses		23,803
Payable to broker/dealers		10,162
Total liabilities		43,656
Stockholders' Equity		
Common stock, $0.01 par value; authorized 1,100,000 shares; issued and outstanding 909,786 shares		9,098
Additional paid-in capital		690,967
Retained earnings		304,028
Total stockholders' equity		1,004,093
Total liabilities and stockholders' equity	$	1,047,749

TCAdvisors Network Inc.
Statement of Income
Year Ended December 31, 2012

Revenue	
Commission revenue	$ 562,462
Mutual fund revenue	3,481,936
Total revenue	4,044,398
Expenses	
Payroll and employee benefits	705,033
Occupancy and other	183,534
Professional services, fees and dues	246,337
Trading costs	14,670
Depreciation and amortization	350
Total expenses	1,149,924
Operating Income	2,894,474
Interest Income	16
Net Income	$ 2,894,490

See Notes to Financial Statements

TCAdvisors Network Inc.
Statement of Stockholders' Equity
Year Ended December 31, 2012

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance, January 1, 2012	$ 9,000	$ 668,257	$ 539,538	$ 1,216,795
Net income	—	—	2,894,490	2,894,490
Exercise of stock options	98	21,163	—	21,261
Stock-based compensation	—	1,547	—	1,547
Distributions to stockholders	—	—	(3,130,000)	(3,130,000)
Balance, December 31, 2012	$ 9,098	$ 690,967	$ 304,028	$ 1,004,093

TCAdvisors Network Inc.

Statement of Cash Flows

Year Ended December 31, 2012

Operating Activities	
Net income	$ 2,894,490
Items not requiring cash	
Depreciation and amortization	350
Stock-based compensation	1,547
Changes in	
Commissions and fees receivable	(211,700)
Prepaid expenses	(2,219)
Accounts payable and other liabilities	(13,363)
Accrued expenses	15,106
Payable to broker/dealers	(3,255)
Net cash provided by operating activities	2,680,956
Investing Activities	
Purchase of equipment	(2,625)
Net cash used in investing activities	(2,625)
Financing Activities	
Distributions to stockholders	(3,130,000)
Exercise of stock options	21,261
Net cash used in financing activities	(3,108,739)
Decrease in Cash and Cash Equivalents	(430,408)
Cash and Cash Equivalents, Beginning of Year	598,464
Cash and Cash Equivalents, End of Year	$ 168,056

TCAdvisors Network Inc.
Notes to Financial Statements
December 31, 2012

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

TCAdvisors Network Inc. (the "Company") is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is incorporated under the laws of the state of Colorado.

The Company shares common control with Gemisys Financial Services Corporation ("Gemisys"), TCA Financial Corporation ("TCA Financial"), and Trust Company of America ("Trust Company").

The Company operates two distinct lines of business. The first is as a fully disclosed broker/dealer. All trades are transacted through clearing brokers. The second line of business is an online interactive auction for the secondary market of limited partnerships ("LPs") and non-publicly traded real estate investment trusts ("REITs").

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. As such, the Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2012, cash equivalents consisted primarily of money market accounts with brokers.

Commission Revenue

Commission revenue and related expenses are recorded on a trade-date basis. Commission revenue related to the secondary marketing of LP and REIT interests is recorded on the date that the buyer and seller have contractually agreed to terms and the buyer deposits the purchase price into escrow.

Mutual Fund Revenue

The Company receives service and distribution fees ("12b-1 fees") from various mutual funds in which the Company's clients have invested. The Company recognizes income monthly as the fees are earned on average balances.

Income Taxes

The Company's stockholders have elected to have the Company's income taxed as an S corporation under provisions of the Internal Revenue Code and a similar section of the Colorado state income tax law. Therefore, taxable income or loss is reported to the individual stockholders for inclusion in the individuals' respective tax returns and no provision for federal and state income taxes is included in these statements.

The Company is no longer subject to federal or state income tax examinations by taxing authorities before 2009 and 2008, respectively.

Stock Options

At December 31, 2012, the Company has a share-based employee compensation plan, which is described more fully in Note 6.

Subsequent Events

Subsequent events have been evaluated through the date of the Report of Independent Registered Public Accounting Firm, which is the date the financial statements were available to be issued.

Note 2: Clearing Agent Deposits

The Company maintains a deposit account amounting to $100,000 with its clearing agent pursuant to a Clearing Agent Agreement. The clearing agent deposit has been included as an allowable asset for purposes of the Company's net capital calculation.

Note 3: Payable to Broker/Dealers

Amounts payable to broker/dealers at December 31, 2012, consist of $10,162 of commissions payable to unaffiliated broker/dealers. The Company clears certain of its proprietary and customer transactions through its clearing agent on a fully disclosed basis.

Note 4: Related-party Transactions

Pursuant to an expense allocation agreement between the Company and Trust Company, the Company's financial statements reflect the pro-rata allocation of costs incurred for occupancy costs, operations and administrative support, in addition to certain network services. The Company also shares the cost of officer salaries with Trust Company. The allocations are based on systematic methodologies that consider the number of employees and usage factors. During 2012, the Company incurred $132,897 of expenses under this agreement with Trust Company.

At December 31, 2012, the Company had accounts receivable of $762 from Trust Company and accounts payable of $67 to TCA Financial. These amounts are included in commissions and fees receivable and accounts payable and other liabilities on the accompanying statement of financial condition.

Note 5: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital of $221,200, which was $171,200 in excess of its required net capital of $50,000. The Company's net capital ratio was 0.20 to 1 at December 31, 2012.

Note 6: Stock Options

The Company's Stock Option Plan (the "Plan"), which is stockholder approved, permits the grant of stock options to eligible officers, consultants and directors of the Company for up to 150,000 shares of common stock. The Company believes that such awards better align the interests of its officers, consultants and directors with those of its stockholders. Option awards are generally granted with an exercise price equal to the fair value of the Company's stock, as determined in good faith by the Company's board of directors at the date of grant; those option awards generally vest based on four years of continuous service and have ten-year contractual terms.

The fair value of each option award is estimated on the date of grant using a closed-form option valuation model that uses the assumptions noted in the following table. Expected volatility is based on historical volatility of the Company's stock and other factors. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

Expected volatility	10.26%–11.12%
Weighted-average volatility	10.80%
Expected dividends	0%
Expected term (in years)	7 years
Risk-free rate	2.10%–4.80%

A summary of option activity under the Plan as of December 31, 2012, and changes during the year then ended, is presented below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term
Outstanding, beginning of year	25,000	$ 2.64	
Granted	–	–	
Exercised	(9,786)	2.17	
Forfeited or expired	(10,000)	3.21	
Outstanding, end of year	5,214	$ 2.44	3.75 years
Exercisable, end of year	5,110	$ 2.45	3.70 years

As of December 31, 2012, there was $39 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of .08 years. The total fair value of shares vested during the year ended December 31, 2012, was $468.

Note 7: Disclosures about Fair Value of Assets and Liabilities

FASB Accounting Standards Codification (ASC) Topic 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

The following table presents the fair value measurements of assets and liabilities recognized in the accompanying balance sheets measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2012:

		Fair Value Measurements Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market mutual fund	$ 160,000	$ 160,000	$	$

Note 8: Commitments and Contingencies

General Litigation

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position, results of operations and cash flows of the Company.

Current Economic Conditions

Changing economic and financial market conditions could adversely affect the Company's results of operations in future periods. The accompanying financial statements have been prepared using values and information currently available to the Company.

Supplemental Schedule

TCAdvisors Network Inc.

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

Year Ended December 31, 2012

Aggregate Indebtedness	$ 43,656
Minimum Net Capital Required, Greater of 6-2/3% of Aggregate Indebtedness or $50,000 Minimum	$ 50,000
Stockholders' Equity	$ 1,004,093
Nonallowable Assets	
Property and equipment, net	2,275
Commissions and fees receivable	725,602
Prepaid expenses	51,816
Total nonallowable assets	779,693
Haircut on Money Market Account	3,200
Net Capital	221,200
Capital in Excess of Requirement	$ 171,200
Ratio of Aggregate Indebtedness to Net Capital	0.20:1

No material differences exist between the above net capital calculation and the corresponding information included in the Company's unaudited X-17A-5 Part IIA filing as of December 31, 2012. Therefore, no reconciliation of the two computations is deemed necessary.

BKD LLP
CPAs & Advisors

Wells Fargo Center
1700 Lincoln Street, Suite 1400
Denver, CO 80203-4514
303.861.4545 Fax 303.832.5705 www.bkd.com

Report of Independent Registered Public Accounting Firm on Internal Control

Board of Directors
TCAdvisors Network Inc.
Centennial, Colorado

In planning and performing our audit of the financial statements of TCAdvisors Network Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
TCAdvisors Network Inc.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Denver, Colorado
February 22, 2013

BKD LLP
CPAs & Advisors

Wells Fargo Center
1700 Lincoln Street, Suite 1400
Denver, CO 80203-4514
303.861.4545 Fax 303.832.5705 www.bkd.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
TCAdvisors Network Inc.
Centennial, Colorado

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by TCAdvisors Network Inc. (the Company) and the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting no differences.
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences.
3. Noted no adjustments to be reported in Form SIPC-7.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the listing of assessment payments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Denver, Colorado
February 22, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

046909 FINRA DEC
TCADVISORS NETWORK INC 18*18
7103 S REVERE PKWY
CENTENNIAL CO 80112-3992

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Greg Jones 303-705-629:

2. A. General Assessment (item 2e from page 2) $ 10,111

B. Less payment made with SIPC-6 filed **(exclude interest)** (4,787)
7-27-2012
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 5,324

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,324

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5,324

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TCAdvisors Network
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 17 day of January, 20 13.

CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,044,423
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	—
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____________ (Deductions in excess of $100,000 require documentation)	—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$ 4,044,423
2e. General Assessment @ .0025	$ 10,111 (to page 1, line 2.A.)